UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form
6-K/A

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934
For the six months ended June 30, 2022
Commission File Number
001-10882
Aegon N.V.
(Translation of registrant’s name into English)
Aegonplein 50
P.O. Box 85
2501 CB The Hague
The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form
20-F
or Form
40-F.
☒
  Form
20-F
☐
  Form
40-F
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by
Regulation
S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by
Regulation
S-T
Rule 101(b)(7):

The Interim Financial Statements, notes thereto and Operating and Financial Review and Prospects of Aegon N.V. (the “Company”) listed below are attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference herein and in the Company’s Registration Statements under the Securities Act of 1933, as amended, on Form
F-3
(Registration
No. 333-240037)
and on Form
S-8
(Registration Nos.
333-238186,
333-196156,
333-183176,
333-157843,
and
333-150774).

Explanatory note:
Aegon N.V. hereby voluntarily amends Aegon N.V.’s Form 6-K for the six month period ended June 30, 2022, which was originally filed on August 11, 2022 (the “Original Form 6-K”), by including iXBRL tagging for Item 1: Condensed consolidated interim financial statements.
No other changes have been made to the Original Form 6-K. Among other things, none of the changes included in this Form 6/A affect Aegon’s net result or shareholders’ equity, nor does this Form 6-K/A reflect events occurring after the filing of the Original Form 6-K or modify or update the disclosure therein in any way other than as required to reflect the amendment described above.
Item 1: Interim Financial Statements
Condensed consolidated income statement for the six months ended June 30, 2022 and June 30, 2021
Condensed consolidated statement of comprehensive income for the six months ended June 30, 2022 and June 30, 2021
Condensed consolidated statement of financial position at June 30, 2022 and December 31, 2021
Condensed consolidated statement of changes in equity for the six months ended June 30, 2022 and June 30, 2021
Condensed consolidated cash flow statement for the six months ended June 30, 2022 and June 30, 2021
Notes to the Condensed consolidated interim financial statements
Item 2: Operating and financial review and prospects
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Aegon N.V.
(Registrant)
Date: August 31, 2022

/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President and
Head of Corporate Financial Center

Unaudited